EXHIBIT 99.13
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                             MATERIAL CHANGE REPORT

1.    NAME AND ADDRESS OF REPORTING ISSUER:

      Advantage Energy Income Fund
      3100, 150 - 6th Avenue S.W.
      Calgary, Alberta
      T2P 3H7

2.    DATE OF MATERIAL CHANGE:

      July 5, 2006

3.    NEWS RELEASE:

      On July 5, 2006 at Calgary, Alberta, a news release was issued and disseminated through Canada Newswire.

4.    SUMMARY OF MATERIAL CHANGE:

      On July 5, 2006, Advantage Energy Income Fund ("ADVANTAGE") announced the monthly cash distribution to unitholders for the month of July and the rationale for the reduction in the monthly distribution rate.

5.    FULL DESCRIPTION OF MATERIAL CHANGE:

      On July 5, 2006, Advantage announced the monthly cash distribution to unitholders for the month of July and the rationale for the reduction in the monthly distribution rate. A copy of the press release describing the update is attached hereto as Schedule "A".

6.    RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102.

      Not applicable.

7.    OMITTED INFORMATION:

      Not applicable.

8.    EXECUTIVE OFFICER:

      The name and business numbers of the executive officer of Advantage Oil & Gas Ltd., who is knowledgeable of the material change and this report is:

      Peter Hanrahan, Vice-President, Finance and Chief Financial Officer
      Telephone: (403) 261-8810
      Facsimile:  (403) 262-0723

9.    DATE OF REPORT:

      Dated July 10, 2006

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                                  Schedule "A"